UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INLAND REAL ESTATE INCOME TRUST, INC.

(Name of Subject Company)

INLAND REAL ESTATE INCOME TRUST, INC.

(Name of Persons Filing Statement)

Common stock, $0.001 par value per share

(Title of Class of Securities)

457464105

(CUSIP Number of Class of Securities)

Mitchell A. Sabshon

President and Chief Executive Officer

Inland Real Estate Income Trust, Inc.

2901 Butterfield Road

Oak Brook, IL 60523

(630) 218-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Michael J. Choate, Esq. Proskauer Rose LLP Three First National Plaza 70 West Madison Suite 3800 Chicago, Illinois 60602-4342 (312) 962-3567	Robert H. Baum Executive Vice President and General Counsel The Inland Real Estate Group, LLC 2901 Butterfield Road Oak Brook, Illinois 60523 (630) 218-8000

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) is being filed by Inland Real Estate Income Trust, Inc., a Maryland corporation (the “Company”), with respect to the unsolicited tender offer (the “Tender Offer”) made jointly by MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Northstar Fund 3, LP, MacKenzie Badger Acquisition Co. 4, LLC, MPF Flagship Fund 14, LLC and SCM Special Fund 3, LP (collectively, the “Purchaser”) to purchase up to 2,000,000 shares of the Company’s outstanding common stock, par value $0.001 per share (the “Shares”), at a purchase price of $11.65 per Share, in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 10, 2018 (the “Offer to Purchase”) and the related Assignment Form (the “Assignment Form”), attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Purchaser on September 10, 2018, as amended from time to time (the “Schedule TO”).

As discussed below, the board of directors of the Company (the “Board”) unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their Shares for purchase pursuant to the Tender Offer.

Item 1. Subject Company Information

The name of the subject company is Inland Real Estate Income Trust, Inc. and the address and telephone number of its principal executive offices are 2901 Butterfield Road, Oak Brook, Illinois 60523 and (630) 218-8000, respectively.

The title of the class of equity securities to which the Tender Offer relates is the shares of the Company’s common stock, $0.001 par value per Share. As of the close of business on September 17, 2018, there were approximately 35,595,251 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Purchaser to purchase up to 2,000,000 Shares, at a price of $11.65 per Share, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Assignment Form. Unless the Tender Offer is extended by the Purchaser, it will expire at 11:59 p.m., Pacific Time, on October 31, 2018.

According to the Purchaser’s Schedule TO, the Purchaser’s business address is 89 Davis Road, Suite 100, Orinda, California 94563 and its business telephone number is (925) 631-9100.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled (i) “Part I, Item 1. Business – Conflicts of Interest” and “Part I, Item 1A. Risk Factors – Risks Related to Conflicts of Interest” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 16, 2018 (the “Form 10-K”), as well as Note 13, Transactions with Related Parties, to the Consolidated Financial Statements contained in “Part IV, Item 15. Exhibits and Financial Statement Schedules” in the Form 10-K, (ii) “Corporate Governance Principles,” “Proposal No. 1 – Election of Directors” and “Executive Compensation” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 28, 2018 (the “Proxy Statement”) and (iii) Note 13, Transactions with Related Parties, to the Consolidated Financial Statements contained in “Part I, Item 1. Financial Statements” in the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2018 and June 30, 2018, filed with the SEC on May 8, 2018 and August 8, 2018, respectively (collectively, the “Quarterly Reports”), all of which information is incorporated herein by reference. The Form 10-K and the Proxy Statement were previously made available to all of the Stockholders, and the Form 10-K, Proxy Statement and Quarterly Reports are available for free on the SEC’s website at www.sec.gov.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Purchaser and their executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation

(a)	Recommendation

After a thorough evaluation of the Tender Offer, the Board unanimously recommends that Stockholders REJECT the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

(b)	Reasons

In reaching the determination and in making the recommendation described above, the Board (i) thoroughly and carefully reviewed and analyzed the terms and conditions of the Tender Offer as described in the Schedule TO; (ii) consulted with the Company’s management and received advice from the Company’s outside legal advisor; (iii) evaluated various relevant and material factors in light of the Board’s knowledge of the Company’s business, financial condition, portfolio of assets, future prospects and the estimated net asset value (NAV) per share of the Company’s common stock in order to assess the adequacy of the terms and conditions of the Tender Offer.

The reasons the Board believes that the Tender Offer is not in the best interests of the Company or its Stockholders include the following:

•	The Offer Price of $11.65 per Share is approximately 48% less than the most recent $22.35 estimated NAV per Share, which the Board determined as of December 31, 2017, with the assistance of an independent third-party firm that specializes in providing real estate valuations. Please note that the estimated NAV per Share does not represent the amount a Stockholder would receive now or in the future for Shares. The estimated NAV per Share is based on a number of assumptions, estimates and data that are inherently imprecise and susceptible to uncertainty and changes in circumstances. Please see the Company’s Current Report on Form 8-K filed with the SEC on March 21, 2018 for a complete discussion of the methodologies, assumptions and limitations used to determine the estimated NAV per Share.
•	The Purchaser determined its Offer Price on its own and conceded that it did not make an independent appraisal of the Shares or the Company’s properties and that it is not qualified to appraise real estate.
•	In the Offer to Purchase, the Purchaser states that independent publications The Stanger Report and The Direct Investments Spectrum report trades of the Company’s Shares being completed in the secondary market at $7.75 per Share in November/December 2017. Taking into account the Company’s reverse stock split, whereby every 2.5 Shares were converted into one Share, that reported trading price would equal $19.38 per Share, which is well above the Purchaser’s Offer Price of $11.65 per Share. Please note that Stockholders may receive more or less than the amount offered by the Purchaser should they choose to sell their Shares in the secondary market.
•	The Purchaser states that it is “making the offer for investment purposes and with the intention of making a profit from the ownership of the shares” it buys from Stockholders.
•	The Purchaser states that it is “motivated to establish the lowest price which might be acceptable to shareholders consistent with [the Purchaser’s] objectives.”
•	The Purchaser applied a liquidity discount to the Company’s estimated NAV per Share “with the intention of making a profit by holding on to the shares until the REIT is liquidated.”
•	If a Stockholder tenders his or her Shares, such Stockholder will no longer be eligible to receive quarterly distributions, to the extent any are declared, nor will such Stockholder have any other rights with respect to the Shares that he or she tenders.

Last year, the Company announced that its management team and Board began exploring potential strategies to position the Company for future growth, all with a view toward increasing Stockholder value. As part of that initiative, the Company engaged Barclays, an independent investment bank, to assist with the exploration and analysis of possible strategies. The Company has considered, among other things, listing on a national securities exchange; a sale of the Company’s assets and distribution of the net sales proceeds; a business combination or other transaction with a third party; amending the Company’s share repurchase program (“SRP”); and offering Shares on an ongoing basis at the Company’s NAV per Share (perpetual-life NAV REIT) and diversifying its portfolio by property type.

On September 5, 2018, the Board authorized management to further investigate the market for, potential structure of, timeline and costs of converting the Company into a perpetual-life NAV REIT. The Board believes that the steps the Company is currently taking to explore potential strategies will better position the Company for future growth and enhanced Stockholder value.

For the above reasons, the Board unanimously concluded that the Tender Offer is not in the best interests of Stockholders. The Board acknowledges that each Stockholder must evaluate whether to sell his or her Shares and that, because, among other things, there is no public trading market for the Shares, Stockholders might consider accepting the Tender Offer based on their individual liquidity needs and financial situation. The Board can provide no assurance with respect to future distributions, the value of the Shares or the potential for a liquidity event for the Company. In addition, the Board has the right to amend, suspend or terminate the SRP at any time and to reject any requests for repurchases in its sole discretion.

(c)	Intent to Tender

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the Company’s directors or executive officers intends to tender or sell any Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer.

Further, after reasonable inquiry and to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender or sell Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

Neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders in connection with the Tender Offer.

Item 6. Interest in Securities of the Subject Company

During the 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as set forth in this Schedule 14D-9, the Company has not undertaken, and is not engaged in any, negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Additionally, except as set forth in this Schedule 14D-9, there is no transaction, board resolution, agreement in principle or signed contract entered into in response to the Tender Offer that relates to one or more of the foregoing matters.

Item 8. Additional Information

(a)	Golden Parachute Compensation

Not applicable.

(b)	Other Material Information

None.

Forward-Looking Statements

Certain statements of the Company included in this Schedule 14D-9 and the documents filed as exhibits hereto are “forward-looking statements,” which are not historical facts, within the meaning of the Private Securities Litigation Reform Act of 1995. The statements may be identified by terminology such as “may,” “can,” “would,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “seek,” “appear,” or “believe.” Such statements reflect the current view of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions related to certain factors including, without limitation, the uncertainties related to general economic conditions, unforeseen events affecting the real estate industry or particular markets, and other factors detailed under Risk Factors in the Company’s Form 10-K and subsequent Form 10-Qs on file with the SEC. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Stockholders should exercise caution when considering forward-looking statements and not place undue reliance on them. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Except as required by federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this Schedule 14D-9.

Item 9. Exhibits

The following exhibits are filed as part of this Schedule 14D-9:

Exhibit No.	Description
(a)(1)	Letter to the Company’s Stockholders, dated September 25, 2018
(a)(2)	E-mail to Financial Advisors, dated September 25, 2018
(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 16, 2018*
(e)(2)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 28, 2018*
(e)(3)	Excerpts from the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2018, filed with the SEC on May 8, 2018*
(e)(4)	Excerpts from the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed with the SEC on August 8, 2018*

* Those sections of the Form 10-K, Proxy Statement and Quarterly Reports specified in Item 3 hereto are incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Inland Real Estate Income Trust, Inc.

By:	/s/ Mitchell A. Sabshon
Name:	Mitchell A. Sabshon
Title:	President and Chief Executive Officer
Date:	September 21, 2018